Exhibit 99.1

Aris Mining AND THE GOVERNMENT OF COLOMBIA REach LONG-TERM AGREEMENT FOCUSED ON SECURITY AND SUSTAINABILITY to END ICSID ARBITRATION

Vancouver, Canada, November 19, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces that it has entered into a Settlement and Termination Agreement (the Settlement Agreement) with the Republic of Colombia, represented by the National Agency for Legal Defense of the State (ANDJE), to end the arbitration proceeding brought under the Canada-Colombia Free Trade Agreement (ICSID Case No. ARB/18/23).

The arbitration was originally initiated in May 2018 by Gran Colombia Gold Corp. (renamed GCM Mining) before the International Centre for Settlement of Investment Disputes (ICSID), an institution of the World Bank Group, and included a request for a cash award for alleged damages. Following Aris Mining’s formation through the merger of GCM Mining and Aris Gold in September 2022, Aris Mining continued the process but engaged with the Government of Colombia to pursue a constructive, cooperative solution.

Neil Woodyer, CEO of Aris Mining, commented: “We are very pleased to have resolved this complex matter through discussion and cooperation rather than arbitration. By electing not to continue the legacy cash claim from 2018, and with both parties agreeing to suspend the arbitration process to explore constructive solutions, this settlement reflects the success of a collaborative approach. Importantly, this is the first agreement of its kind in Colombia to resolve an investor-state arbitration. It demonstrates our shared commitment with the Government of Colombia to work together to enhance security, promote responsible mining practices, and support sustainable development in the communities where we operate. Aris Mining appreciates the constructive engagement of ANDJE and the government entities that participated in these discussions.”

Key elements of the settlement:

•        The parties have terminated the ICSID arbitration and settled the claims submitted to this case.

•	No cash payments were required or contemplated as part of the settlement reflecting an agreement structured on the exchange of performance obligations rather than financial consideration.

•        The material terms of settlement are:

o	the entry into three “Pillar Agreements” that include performance obligations on the part of each of Aris Mining, the Republic of Colombia and relevant Colombian regulatory agencies in respect of formalization in the Marmato area, and collaborative initiatives with the National Police and Ministry of Defence;
o	engagement with the Attorney General’s Office to support ongoing legal and enforcement processes that protect the Company’s operations and workforce;
o	cooperation commitments from CORPOCALDAS, the Caldas regional environmental authority for Marmato, to oversee compliance of formalized mining operations in the Cerro El Burro area with applicable mining regulations and permits, and to exercise its enforcement powers, including imposing fines, sanctions, and precautionary measures where necessary; and
o	each party assuming responsibility for their own costs associated with the arbitration and its settlement.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

•        The “Pillar Agreements”, jointly developed by Aris Mining, and the Government of Colombia are:

1.	Agreement for Mining Formalization and Sustainable Territorial Development in the Marmato area with the Ministry of Mines and Energy and the National Mining Agency.
2.	Collaboration and Cooperation Agreement with the National Police.
3.	Collaboration Agreement with the Ministry of Defense.

The Settlement Agreement and associated Pillar Agreements will remain in effect for a ten-year term and will be overseen by a Joint Representatives Committee comprising delegates from Aris Mining and ANDJE to ensure effective implementation.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading South America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration, and development projects. Aris Mining intends to unlock value through scale and diversification. The Company is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, driven by the commissioning of a second mill at Segovia, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, with first gold expected in H2 2026.

In Guyana, Aris Mining owns the Toroparu gold project, where a new Preliminary Economic Assessment has been completed and a Prefeasibility Study is in progress. Following completion of the PFS, Toroparu will be positioned to advance toward construction.

Aris Mining also holds a 51% interest in the Soto Norte joint venture, where a Prefeasibility Study has been completed on a smaller-scale development plan confirming Soto Norte as a high-grade, long-life project with strong economics and industry-leading environmental and social design features. Environmental studies are being finalized, which are scheduled to be submitted in the first half of 2026 to initiate the licensing process.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements regarding the resolution of the ICSID arbitration, the effect, timing and effect of the Settlement Agreement and corresponding Pillar Agreements, and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

3	TSX: ARIS | NYSE-A: ARMN | aris-mining.com